UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001‑38032

Ardagh Group S.A.

(Name of Registrant)

56, rue Charles Martel

L‑2134 Luxembourg, Luxembourg

+352 26 25 85 55

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20‑F  ☒        Form 40‑F  ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6‑K:

Exhibit Number	Description
99.1 99.2	Press release on Quarterly Results dated April 26, 2018 Press release on dividend declaration dated April 26, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ardagh Group S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 26, 2018

Ardagh Group S.A.

By:	/s/ DAVID MATTHEWS
Name:	David Matthews
Title:	Chief Financial Officer